UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-38084

The Farmers & Merchants State Bank

401(k) Profit Sharing Plan

(Exact name of registrant as specified in its charter)

Farmers & Merchants State Bank
307 North Defiance Street
Archbold, Ohio 43502
(419) 446-2501

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in the

Farmers & Merchants State Bank 401(k) Profit Sharing Plan

(Title of each class of securities covered by this Form)

Farmers & Merchants Bancorp, Inc. Common Stock, no par value per share(1)
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None(2)

(1)	Although the duty to file reports under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, has been terminated with respect to the Farmers & Merchants State Bank 401(k) Profit Sharing Plan (the “Plan”), the duty to file reports under Section 13(a) or 15(d) remains with respect to Farmers & Merchants Bancorp, Inc. common stock, no par value per share (the “Common Stock”).

(2)	The Plan no longer offers Common Stock as an investment option. Therefore, interests in the Plan no longer require registration. Accordingly, this Form 15 is being filed solely to suspend the Plan’s duty to file reports under Section 15(d), including on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Farmers & Merchants State Bank 401(k) Profit Sharing Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 27, 2024	Farmers & Merchants State Bank 401(k) Profit Sharing Plan
	By:	The Farmers & Merchants State Bank

		By:	/s/ Lars B. Eller
Lars B. Eller
President and CEO